
10013273

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from January 1, 2009 to December 31, 2009

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 29, 2010

{W0020704.1}

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules

REPORT

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

DECEMBER 31, 2009 AND 2008


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Donna Lasseigne, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 21, 2010

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2009 AND 2008**

	2009	2008
ASSETS		
Participant-Directed Investments (Note 3)	$ 42,139,443	$ 32,890,679
Participant Loans	890,663	673,806
Dividends Receivable	118,298	123,949
TOTAL ASSETS	43,148,404	33,688,434
LIABILITIES		
Contributions Received in Advance	-	156,257
Dividends Payable	16,525	21,013
TOTAL LIABILITIES	16,525	177,270
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	43,131,879	33,511,164
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(38,793)	203,406
NET ASSETS AVAILABLE FOR BENEFITS	$ 43,093,086	$ 33,714,570

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	**FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008**	
	2009	2008
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 5,602,525	$ (4,857,249)
Interest	47,183	56,003
Dividends	510,140	535,253
Other Income	8,225	-
Total Investment Income	6,168,073	(4,265,993)
Contributions:		
Employer	724,519	630,385
Participant	4,052,281	3,598,044
Rollover	328,971	1,810,664
Total Contributions	5,105,771	6,039,093
TOTAL ADDITIONS	11,273,844	1,773,100
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	1,865,597	5,937,888
Administrative Expenses	29,731	7,716
TOTAL DEDUCTIONS	1,895,328	5,945,604
NET INCREASE (DECREASE) DURING YEAR	9,378,516	(4,172,504)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	33,714,570	37,887,074
End of Year	$ 43,093,086	$ 33,714,570

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established in 1982. In 2005, the IBERIABANK Corporation Employee Stock Ownership Plan merged into the IBERIABANK Corporation Profit Sharing Plan and Trust, and the merged plan was renamed the IBERIABANK Corporation Retirement Savings Plan. In the same year the Plan was amended to create an employee stock ownership plan within the Plan, represented by the assets held in the form of employer securities. Participants are allowed to direct the investment of all of their account balance into various investment options offered by the plan. All employees of participating employers are eligible to participate in the plan provided they are age 18 or older. Any entity, whether an affiliate or subsidiary of IBERIABANK Corporation (the Company) or not, may adopt this Plan and become a participating employer. The participating employers are IBERIABANK, Iberia Financial Services, LLC and Acadiana Holdings, LLC, IBERIABANK fsb (formerly Pulaski Bank and Trust), IBERIABANK Mortgage, Lenders Title Company, American Abstract and Title Company and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

NOTE 1 – PLAN DESCRIPTION(Continued):

Participant Loans - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

Forfeited Accounts - Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions.

ESOP Features - The plan was amended on June 29, 2005 to establish the Employer Securities Fund, which shall constitute a plan that is an employer stock ownership plan, intended to meet the requirements of Code Section 4975(e)(7). The assets will be invested primarily or solely in common stock issued by the employer. Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. The participant will retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock declared after June 30, 2005 are 100% vested regardless of years of service performed.

Put Ownership - Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is the representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Basis of Accounting - The financial statements are prepared on the accrual basis of accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued):

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administration - Certain administration costs are paid by the participating employers as incurred.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events – The plan has evaluated subsequent events through June 21, 2010, the date the statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

Accounting Standards Codification (ASC) Topic 820 (formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements)* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1, which consist of unadjusted quoted prices in active markets for identical assets have the highest priority, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3 which have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 which were only used when Level 1 or Level 2 which were not available.

Level 1 Fair Value Measurements

The fair values of common stock are based on quoted market prices in actively traded markets. The fair values of mutual funds are based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of most of the Plan's investments in pooled separate accounts are based on observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, similar assets and liabilities that are not active markets, or other inputs that are observable or can be corroborated by observable market data.

NOTE 3 – FAIR VALUE MEASUREMENTS(continued):

Level 3 Fair Value Measurements

One pooled separate account and participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of the investment contract is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations, and the fair value of participant loans is equal to the amortized cost of the loan because the loans are secured by each respective participant's account balance.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2009 and 2008.

		Fair Value Measurement Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
Pooled Separate Accounts	$ 15,412,535		$ 15,252,610	$ 159,925
Mutual Funds	2,196,990	$ 2,196,990		
Common Stock	18,750,174	18,750,174	-	-
Investment contract with insurance company	5,779,744	-	5,779,744	-
Participant Loans	890,663	-	-	890,663
Total	$ 43,030,106	$ 20,947,164	$ 21,032,354	$ 1,050,588
December 31, 2008				
Pooled Separate Accounts	$ 10,031,765		$ 9,864,452	$ 167,313
Mutual Funds	1,173,131	$ 1,173,131		
Common Stock	17,532,361	17,532,361	-	-
Investment contract with insurance company	4,153,422	-	4,153,422	-
Participant Loans	673,806	-	-	673,806
Total	$ 33,564,485	$ 18,705,492	$ 14,017,874	$ 841,119

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED):

The following table provides further detail of the Level 3 fair value measurements.

	Pooled Separate Account	Participant Loans	Total
December 31, 2009			
Beginning Balance	$ 167,313	$ 673,806	$ 841,119
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	(63,584)	-	(63,584)
Purchases, sales, issuances, and settlements (net)	56,196	216,857	273,053
Ending Balance	$ 159,925	$ 890,663	$ 1,050,588
December 31, 2008			
Beginning Balance	$ 136,262	$ 736,086	$ 872,348
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	(21,022)	-	(21,022)
Purchases, sales, issuances, and settlements (net)	52,073	(62,280)	(10,207)
Ending Balance	$ 167,313	$ 673,806	$ 841,119

Gains and losses (realized and unrealized) included in changes in net assets available for benefits are reported in net appreciation (depreciation) in fair value of investments.

NOTE 4 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2009	December 31, 2008
Gartmore Morley Cap Mgmt Stable Value Sig Fund 338,581.99 and 261,608.19 shares, respectively	$ 5,740,953	$ 4,356,828
IBERIABANK Corporation 348,451.47 and 365,257.53 shares, respectively	$ 18,750,174	$ 17,532,361
Principal LifeTime 2020 Separate Account 244,893.01 and 205,760.08 shares, respectively	$ 3,287,185	$ 2,179,390
Principal LifeTime 2030 Separate Account 246,611.20 and 196,325.13 shares, respectively	$ 3,265,511	$ 2,029,442

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,602,525 as follows:

Pooled Separate Accounts	$ 2,950,171
Mutual Funds	370,414
Common Stock	2,194,995
Investment contract with insurance company	86,945
Total	$ 5,602,525

NOTE 5 - ALLOCATED AMOUNTS:

At December 31, 2009 and 2008, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 6 – TAX STATUS:

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts managed by Principal Financial Group. Principal is also trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.

One of the investment options of the plan is IBERIABANK Corporation common stock. At December 31, 2009 and 2008, the Plan held an aggregate of 348,451.47 and 365,257.53 shares of IBERIABANK Corporation common stock valued at $18,750,174 and $17,532,361, respectively. Dividends received on IBERIABANK Corporation stock were $492,185 and $520,194, respectively. Participant loans are also considered party-in-interest investments.

All administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

NOTE 9 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 44% and 52% of total plan assets as of December 31, 2009 and 2008, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, IBERIABANK fsb (formerly Pulaski Bank and Trust Company), Iberia Capital Partners, IBERIABANK Mortgage and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout the South Central and South Eastern United States.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2009	2008
Net Assets Available for benefits per the financial statements	$ 43,093,086	$ 33,714,570
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	38,793	(203,406)
Net assets available for benefits per Form 5500	$ 43,131,879	$ 33,511,164

	December 31,	
	2009	2008
Net Increase (decrease) per the financial statements	$ 9,378,516	$ (4,172,504)
Adjustment for income reported from contract value to Fair value	242,200	(184,429)
Net Income (Loss) per Form 5500	$ 9,620,716	$ (4,356,923)

NOTE 11 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTARY SCHEDULE

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2009**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 5.00% to 9.25% and maturities of one to thirty years		-0-	$890,663
*	IBERIABANK Corporation	348,451.47	Shares Common Stock		18,750,174
	Gartmore Morley Cap Mgmt Stable Value Sig Fund	338,581.99	Shares		5,779,744
*	Principal Global Investors Bond & Mtg Sep Acct	1,033.10	Shares		775,664
*	Principal Global Investors Lifetime 2010 Sep Acct	96,624.90	Shares		1,264,027
*	Principal Global Investors Lifetime 2020 Sep Acct	244,893.01	Shares		3,287,185
*	Principal Global Investors Lifetime 2030 Sep Acct	246,611.20	Shares		3,265,511
*	Principal Global Investors Lifetime 2040 Sep Acct	94,835.93	Shares		1,224,042
*	Principal Global Investors Lifetime 2050 Sep Acct	51,775.02	Shares		656,290
*	Principal Global Investors Lifetime Str Inc Sep Acct	32,302.09	Shares		416,717
*	Goldman Sachs Asset Mgmt MidCap Value I Sep Acct	14,655.97	Shares		418,543
*	Principal Global Investors Smcap S&P 600 Index Sep Acct	9,544.13	Shares		181,748
*	Principal Global Investors Midcap S&P 400 Index Sep Acct	16,629.70	Shares		316,513

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2009**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Principal Global Investors Small Co Value Sep Acct	4,501.83	Shares		141,030
	Columbus Circle Investors Large Co Growth Sep Acct	46,968.82	Shares		943,991
	Fidelity Management & Research Fidelity Adv Small Cap T Fund	27,531.09	Shares		589,165
*	Principal Global Investors Lgcap S&P 500 Index Sep Acct	22,038.06	Shares		919,021
*	Principal Global Investors Diversified Interl Sep Acct	12,573.20	Shares		580,490
*	Principal Global Investors US Property Sep Acct	421.46	Shares		159,925
*	Principal Global Investors Intl Emerging Mkts Sep Acct	10,282.79	Shares		472,892
	Pimco – Core Plus Bond I SA	34,569.48	Shares		388,946
	Munder Midcap Core Growth	11,744.93	Shares		259,445
	MFS Value R2 Fund	65,391.86	Shares		1,348,380
	Totals				$43,030,106

* Denotes party-in-interest

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 23, 2010

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN



Date: June 29, 2010

By: /s/ Greg Rizzuto
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee



Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

EXHIBIT 23.1

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Donna Lasseigne, CPA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 21, 2010 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 23, 2010

 525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com